Exhibit 99.1

VivoPower Announces Strategic Investment, Financing and Development Update for Tembo

LONDON, January 13, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to provide a strategic investment, financing and development update for its wholly owned subsidiary, Tembo e-LV B.V. (“Tembo”).

Tembo and Toyota Motor Corporation Australia Limited (“Toyota Australia”) have now concluded the Design Services Agreement with Toyota Australia for the LandCruiser 70 Series. VivoPower and Toyota Australia will each continue to explore opportunities as part of their commitments to a sustainable future.

VivoPower has secured further bridge financing from its major shareholder, AWN Holdings Limited (“AWN”) of US$3 million, which will be used for Tembo’s growth, including the engineering, assembly and delivery of conversion kits. AWN has also agreed to amend the loan and bridge financing facilities terms so as to extend the repayment date by 18 months to 1 April 2025.

Tembo has also secured a strategic investment from a sustainability focused family office investor in the UAE, with an initial investment of up to €2 million to close by 31 March 2023. VivoPower will continue to retain a majority shareholding in Tembo.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower is a certified B Corporation with operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

About Toyota Motor Corporation Australia

Toyota Motor Corporation Australia Limited is a wholly owned subsidiary of Toyota Motor Corporation Japan, the world’s largest car manufacturer.

All trademarks referenced herein are the property of their respective owners.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to use of proceeds, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about potential revenues from e-LV distribution agreements, future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include that the strategic investment may not be completed in a timely manner or at all, changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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shareholders@vivopower.com